SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Lineu Gomes S/N, Portaria 3,
Aeroporto
04626-900 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for February 2009

São Paulo, March 6, 2009 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low cost airline, today released preliminary passenger statistics for the month of February 2009. Domestic passenger traffic (RPK) for February 2009 decreased 5.1% and capacity (ASK) decreased 2.7% year-over-year (vs. February 2008). Domestic load factor for the month was 60% and international load factor was 51%. GOL’s total system load factor for the month of February was 59%.

Consolidated Operating Data	February	February	Change
	2009 *	2008 *	(%)
Total System
ASK (mm) (1)	2,932.8	3,554.2	-17.5%
RPK (mm) (2)	1,721.7	2,122.6	-18.9%
Load Factor (3)	58.7%	59.7%	-1.0 p.p.
Domestic Market
ASK (mm) (1)	2,465.8	2,533.3	-2.7%
RPK (mm) (2)	1,483.8	1,564.3	-5.1%
Load Factor (3)	60.2%	61.7%	-1.5 p.p.
International Market
ASK (mm) (1)	467.0	1,020.9	-54.3%
RPK (mm) (2)	237.9	558.3	-57.4%
Load Factor (3)	50.9%	54.7%	-3.8 p.p.
( * ) February 2009 - preliminary data; final data for February 2008.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable aircraft of its class that provides high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: 55 (11) 2128-4700
ri@golnaweb.com.br
www.voegol.com.br/ir

Corporate Communication
Ph.: 55 (11) 2128-4413
comcorp@golnaweb.com.br

Media Contacts
FSB Comunicações (Brazil):	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Érica Arruda
Ph.: 55 (11) 2128-4420
erica.arruda@fsb.com.br

Media – U.S. and Europe
Edelman
Meghan Smith or Noelle Dean
Ph.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.